UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Corvus Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

221015100
(CUSIP Number)

May 1, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	221015100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Samlyn Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,267,984*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,267,984*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,267,984*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

* Samlyn Capital, LLC (“Samlyn Capital”) is deemed to beneficially own warrants of the issuer (“Warrants”) that are directly owned by certain of Samlyn Capital’s investment advisory clients (such clients, the “Samlyn Clients”). The Warrants, each of which converts into shares of Common Stock on a 1 to 1 basis, are subject to a blocker provision that prevents each Samlyn Client from exercising the Warrants if it or any of its affiliates, including Samlyn Capital, would be more than a 9.99% beneficial owner of the issuer’s outstanding Common Stock following such exercise (the “Blocker Provision”). Accordingly, the number of shares of Common Stock and the percentage of the issuer’s outstanding Common Stock deemed beneficially owned by Samlyn Capital have been adjusted to account for: (i) the maximum amount of Warrants that the Samlyn Clients can collectively exercise, giving effect to the Blocker Provision; and (ii) the additional shares of Common Stock that would be issued by the issuer to the Samlyn Clients in connection with full exercise of the Warrants by the Samlyn Clients, giving effect to the Blocker Provision.

CUSIP No	221015100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Samlyn, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,267,984*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,267,984*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,267,984*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* Samlyn, LP is deemed to beneficially own warrants of the issuer (“Warrants”) that are directly owned by certain of Samlyn Capital, LLC’s (“Samlyn Capital”) investment advisory clients (such clients, the “Samlyn Clients”). The Warrants, each of which converts into shares of Common Stock on a 1 to 1 basis, are subject to a blocker provision that prevents each Samlyn Client from exercising the Warrants if it or any of its affiliates, including Samlyn, LP, would be more than a 9.99% beneficial owner of the issuer’s outstanding Common Stock following such exercise (the “Blocker Provision”). Accordingly, the number of shares of Common Stock and the percentage of the issuer’s outstanding Common Stock deemed beneficially owned by Samlyn, LP have been adjusted to account for: (i) the maximum amount of Warrants that the Samlyn Clients can collectively exercise, giving effect to the Blocker Provision; and (ii) the additional shares of Common Stock that would be issued by the issuer to the Samlyn Clients in connection with full exercise of the Warrants by the Samlyn Clients, giving effect to the Blocker Provision.

CUSIP No	221015100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert Pohly

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,267,984*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,267,984*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,267,984*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

* Robert Pohly is deemed to beneficially own warrants of the issuer (“Warrants”) that are directly owned by certain of Samlyn Capital, LLC’s (“Samlyn Capital”) investment advisory clients (such clients, the “Samlyn Clients”). The Warrants, each of which converts into shares of Common Stock on a 1 to 1 basis, are subject to a blocker provision that prevents each Samlyn Client from exercising the Warrants if it or any of its affiliates, including Robert Pohly, would be more than a 9.99% beneficial owner of the issuer’s outstanding Common Stock following such exercise (the “Blocker Provision”). Accordingly, the number of shares of Common Stock and the percentage of the issuer’s outstanding Common Stock deemed beneficially owned by Robert Pohly have been adjusted to account for: (i) the maximum amount of Warrants that the Samlyn Clients can collectively exercise, giving effect to the Blocker Provision; and (ii) the additional shares of Common Stock that would be issued by the issuer to the Samlyn Clients in connection with full exercise of the Warrants by the Samlyn Clients, giving effect to the Blocker Provision.

CUSIP No	221015100

Item 1.	(a).	Name of Issuer:

Corvus Pharmaceuticals, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

863 Mitten Road, Suite 102 Burlingame, California 94010 United States of America

Item 2.	(a).	Name of Person Filing:

Samlyn Capital, LLC Samlyn, LP Robert Pohly

	(b).	Address of Principal Business Office, or if None, Residence:

Samlyn Capital, LLC

500 Park Avenue, 2nd Floor

New York, New York 10022

United States of America

Samlyn, LP

c/o Samlyn Capital, LLC

500 Park Avenue, 2nd Floor

New York, New York 10022

United States of America

Robert Pohly

c/o Samlyn Capital, LLC

500 Park Avenue, 2nd Floor

New York, New York 10022

United States of America

(c).	Citizenship:

Samlyn Capital, LLC – Delaware Samlyn, LP – Delaware Robert Pohly – United States of America

(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e).	CUSIP Number:

221015100

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Samlyn Capital, LLC – 6,267,984 Samlyn, LP – 6,267,984 Robert Pohly – 6,267,984

	(b)	Percent of class:

Samlyn Capital, LLC – 9.99% Samlyn, LP – 9.99% Robert Pohly – 9.99%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
Samlyn Capital, LLC – 0 Samlyn, LP – 0 Robert Pohly – 0
	(ii)	Shared power to vote or to direct the vote
Samlyn Capital, LLC – 6,267,984 Samlyn, LP – 6,267,984 Robert Pohly – 6,267,984

	(iii)	Sole power to dispose or to direct the disposition of
Samlyn Capital, LLC – 0 Samlyn, LP – 0 Robert Pohly – 0

	(iv)	Shared power to dispose or to direct the disposition of
Samlyn Capital, LLC – 6,267,984 Samlyn, LP – 6,267,984 Robert Pohly – 6,267,984

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are directly owned by advisory clients of Samlyn Capital, LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.0001 per share.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Please see Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2024
(Date)

SAMLYN CAPITAL, LLC*

By:	Samlyn, LP, its sole member

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN, LP*

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

ROBERT POHLY*

By:	/s/ Robert Pohly

* This Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13G dated May 13, 2024 relating to the Common Stock, par value $0.0001 per share, of Corvus Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

SAMLYN CAPITAL, LLC

By:	Samlyn, LP, its sole member

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

SAMLYN, LP

By:	Samlyn GP, LLC, its general partner

By:	/s/ Robert Pohly
Name: Robert Pohly
Title: Managing Member

ROBERT POHLY

By:	/s/ Robert Pohly

Exhibit B

Samlyn Capital, LLC is the relevant entity for which Robert Pohly may be considered a control person.